EXHIBIT 99.1.6

BROKER’S LETTER TO CLIENTS

Date:	August , 2009

To:	Our Clients

Re:	Offer to Exchange

Santander Financial Exchanges Limited is offering to exchange up to

800,000 Santander Finance Preferred, S.A. Unipersonal
Fixed-to-Floating Non-Cumulative Guaranteed Series 10 Preferred Securities
(par value $1,000 per security)
fully and unconditionally guaranteed by Banco Santander, S.A.
(CUSIP No. 80281R AC6 and ISIN No. 80281RAC60)

plus, a cash payment (including accrued but unpaid distributions, plus a cash exchange incentive payment up to an aggregate total amount of $100.0 million, plus cash amounts in lieu of any fractional exchange preferred securities)

for Any and All of

Abbey National Capital Trust I 8.963% Non-Cumulative Guaranteed Trust Preferred Securities
(liquidation preference $1,000 per security)
guaranteed by Abbey National plc and issued on February 7, 2000
(CUSIP 002927AA9 and ISIN US002927AA95)

Santander Financial Exchanges Limited, a wholly-owned finance subsidiary of Banco Santander, S.A., is offering to exchange at the exchange ratio set forth in the prospectus dated August    , 2009 (the “prospectus”) and on the terms and conditions described therein up to a total of 800,000 of Santander Finance Preferred, S.A. Unipersonal (the “Issuer”) Fixed-to-Floating Non-Cumulative Guaranteed Series 10 Preferred Securities (par value $1,000 per security) fully and unconditionally guaranteed by Banco Santander, S.A. (the “Guarantor”), which we refer to as the “exchange preferred securities,” plus accrued but unpaid distributions in cash, plus a cash exchange incentive payment up to an aggregate total amount of $100.0 million, plus cash amounts in lieu of any fractional exchange preferred securities, for any and all of Abbey National Capital Trust I 8.963% Non-Cumulative Guaranteed Trust Preferred Securities (liquidation preference $1,000 per security) guaranteed by Abbey National plc and issued on February 7, 2000, which we refer to as the “existing preferred securities.”

Existing Preferred Securities	CUSIP and ISIN	Liquidation Preference of the Exchange Preferred Securities to Be Issued in Exchange for Existing Preferred Securities	Cash Accrued Preferred Distributions or Dividends	Cash Exchange Incentive Amount
1,000,000 outstanding 8.963% Non-Cumulative Guaranteed Trust Preferred Securities (liquidation preference $1,000 per security) guaranteed by Abbey National plc and issued on February 7, 2000	002927AA9; US002927AA95
$800 in liquidation preference of exchange preferred securities (liquidation preference $1,000 per security) per $1,000 in liquidation preference of existing preferred securities tendered for exchange. Cash will be paid in lieu of any fractional exchange preferred securities.
			$22.16 per $1,000 in liquidation preference of existing preferred securities, based on an exchange offer settlement date of September 29, 2009.	$100 per $1,000 liquidation preference of existing preferred securities tendered for exchange.

Under Spanish law, distributions in respect of the exchange preferred securities will be subject to withholding tax in Spain, currently at the rate of 18%, in the case of individual holders (as defined in the prospectus) who are resident for tax purposes in Spain. Each of the Issuer and the Guarantor is required pursuant to Spanish law to submit to the Spanish tax authorities certain details relating to beneficial owners who receive distributions on the exchange preferred securities. Beneficial owners in respect of whom such information is not provided to the Issuer or the Guarantor in accordance with procedures described in the prospectus will receive distributions in respect of the exchange preferred securities net of Spanish withholding tax, currently at the rate of 18%. Neither the Issuer nor the Guarantor will pay any additional amounts in respect of any such withholding tax in any of the above cases.

The Issuer and the Guarantor have arranged certain procedures with Acupay System LLC (“Acupay”) and DTC that will facilitate the collection of the required beneficial owner information. The procedures arranged by Acupay and DTC are intended to facilitate the collection of information regarding the identity and residence of beneficial owners who (i) are exempt from Spanish withholding tax requirements and therefore entitled to receive payments in respect of the exchange preferred securities free and clear of Spanish withholding taxes and (ii) are (a) direct participants in DTC, (b) hold their interests through securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a direct or indirect custodial relationship with a direct participant in DTC (each such entity an “indirect DTC participant”) or (c) hold their interests through direct DTC participants. These procedures are set forth in Annexes A and B to the prospectus.

We have enclosed the prospectus describing the exchange offer, which we urge you to read carefully, and a Customer Instructions Form.  Through those documents, Santander Financial Exchanges Limited is offering to exchange your existing preferred securities for exchange preferred securities.

You are the beneficial owner of the existing preferred securities that we hold in your account. Therefore, if you would like to accept the exchange offer, you can only do so by instructing us to submit exchange instructions for you.

If you wish to have us tender your existing preferred securities for exchange, please instruct us by completing and returning to us the blue Customer Instructions Form or by calling your broker or financial advisor.  In order to submit exchange instructions on your behalf, we need to receive the Customer Instructions Form from you by September 16, 2009, which is five New York Business Days prior to the Exchange Offer Expiry Date on September 23, 2009.

Questions and requests for assistance, requests for additional copies of the prospectus or of the Customer Instructions Form and all other questions or requests in connection with the exchange offer should be directed by each holder of existing preferred securities, or a beneficial owner’s bank, broker, custodian or other nominee to the Tax Certification and Exchange Agent Acupay via email to info@acupay.com, and by telephone to Acupay in New York at Tel. 1-212-422-1222 or toll-free at 1-888-385-BOND (2663).